OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EMAK Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294724 10 9

(CUSIP Number)

Donald A. Kurz
9785 Drake Lane
Beverly Hills, CA 90210

with a copy to:

Kenneth A. Lefkowitz
c/o Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 294724 10 9	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Donald A. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,695,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,695,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294724 10 9	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Mitchell H. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 137,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294724 10 9	Page 4 of 7

This Amendment (“Amendment No. 4) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “the Exchange Act”): Donald A. Kurz (“D. Kurz”) and Mitchell H. Kurz (“M. Kurz”). D. Kurz and M. Kurz are collectively referred to as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

This Amendment No. 4 amends the Schedule 13D filed by D. Kurz with the Securities and Exchange Commission on April 6, 2000 (the “Original 13D”), as amended on August 21, 2001, March 29, 2002 and November 1, 2005 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

M. Kurz is a United States citizen. His principal business address is 176 East 71st Street, # 15 F, New York, NY 10021. M. Kurz is a middle school math teacher for the New York City Department of Education. M. Kurz is the brother of D. Kurz.

During the past five years, M. Kurz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On January 31, 2006, D. Kurz and Insight Creative Solutions, Inc., an entity controlled by D. Kurz (“Inisight”), entered into an advisory agreement (the “Advisory Agreement”) with Barington Capital Group, L.P. (“Barington”). Pursuant to the Advisory Agreement:

     •  Barington has agreed to provide D. Kurz and Insight with advisory services relating to the solicitation of proxies or written consents (the “Solicitation”) by Insight or D. Kurz for the election of a slate of nominees to the Issuer’s board of directors as may from time to time be reasonably requested by Insight.

         •  Subject to approval by the board of directors of the Issuer following the election of director nominees in the Solicitation, it is contemplated that D. Kurz will serve as the Issuer’s Chairman and Chief Executive Officer and an independent presiding director will be designated by the board.

     •  Following the “successful completion of the solicitation” (as defined in the Advisory Agreement), D. Kurz will request the Issuer to (i) pay Barington a fee of $200,000, (ii) issue Barington warrants to purchase 25,000 shares of the Issuer’s common stock with an

CUSIP No. 294724 10 9	Page 5 of 7

exercise price equal to $8.6280 per share and warrants to purchase 25,000 shares of the Issuer’s common stock with an exercise price equal to $9.4123 per share, (iii) reimburse Barington, Insight and D. Kurz for all reasonable out-of-pocket fees and expenses incurred by them in connection with the Solicitation and (iv) reimburse the Advisor (at a rate of $175 per hour) for the time spent by its in-house legal counsel function in providing Insight and/or D. Kurz with services under the Advisory Agreement. In the event the Issuer does not provide Barington with the compensation and expense reimbursement referred to in the preceding clauses (i) through (iii), D. Kurz has agreed to make the payments to Barington if it is entitled to receive them.

         •  Barington has agreed that it will not, and will use its commercially reasonable efforts to cause its officers, agents or affiliates not to, without the prior written consent of Insight or D. Kurz, acquire beneficial ownership of any securities of the Issuer or engage in any proxy contest or certain other transactions involving the Issuer’s securities.

         •  Insight and D. Kurz have agreed to indemnify Barington and certain other persons for certain damages they may suffer in connection with the provision of services under the Advisory Agreement.

A copy of the Advisory Agreement is attached as Exhibit 99.3 hereto and incorporated herein by reference.

On January 31, 2006, D. Kurz delivered to the Secretary of the Issuer a letter (the “Nomination Letter”) notifying the Issuer of the current intention of D. Kurz to nominate six persons as Common Directors (as that term is defined in the Issuer’s 2005 Proxy Statement) for election at the Issuer’s 2006 Annual Meeting of Stockholders. A copy of the Nomination Letter is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Item 5 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b)

D. Kurz beneficially owns 1,695,042 shares of Common Stock, or approximately 29.3% of the Issuer’s outstanding Common Stock. (All percentages of outstanding Common Stock set forth in this Amendment No. 4 are based on 5,792,442 shares of Common Stock that the Issuer reported as outstanding as of November 10, 2005 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which was filed with the SEC on November 14, 2005). Of the foregoing shares of Common Stock beneficially owned by D. Kurz, 1,953 shares are held by the Equity Marketing, Inc. 401(k) Plan Trust and 187,500 shares are issuable upon exercise of options to purchase Common Stock.

M. Kurz beneficially owns 137,600 shares of Common Stock, or approximately 2.4% of the Issuer’s outstanding Common Stock.

Each of the Reporting Persons disclaims membership in a “group” (as defined in Rule 13d-5(b) under the Exchange Act) with the other Report Person and disclaims beneficial ownership of the shares reported as beneficially owned by the other Reporting Person. If the Reporting Persons were deemed to be a group, each of them would be deemed to beneficially own the shares beneficially owned by the other, or an aggregate of 1,832,642 shares of Common Stock, which constitute approximately 31.6% of the outstanding Common Stock.

CUSIP No. 294724 10 9	Page 6 of 7

(c) The only transaction that was effected by a Reporting Person during the 60 days prior to the date of this Amendment No. 4 was a charitable gift of 1,816 shares of Common Stock that D. Kurz made on December 14, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Except for the Advisory Agreement described in Item 4 above, no Reporting Person has entered into any agreement or amended any existing agreement with respect to the securities of the Issuer since the date Amendment No. 3 was filed with the Commission.

The information set forth under Item 4 above regarding the Advisory Agreement is incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 99.2    Schedule 13D Joint Filing Agreement dated as of January 31, 2006 between each Reporting Person

Exhibit 99.3   Advisory Agreement dated as of January 31, 2006 among Donald A. Kurz, Insight Creative Solutions, Inc. and Barington Capital Group, L.P.

Exhibit 99.4   Nomination Letter dated January 31, 2006 notifying the Issuer of the intention of Mr. Kurz to nominate certain persons as directors for election at the Issuer’s 2006 Annual Meeting of Stockholders.

CUSIP No. 294724 10 9	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

/s/ Donald A. Kurz Donald A. Kurz

/s/ Mitchell H. Kurz Mitchell H. Kurz